

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 15, 2009

By U.S. Mail and Facsimile to: (713) 339-1459

Zach L. Wasson
Executive Vice President and Chief Financial Officer
Sterling Bancshares, Inc.
2550 North Loop West, Suite 600
Houston, TX 77092

>   **Re: Sterling Bancshares, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   File No. 000-20750**

Dear Mr. Wasson:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Christian Windsor
>   Special Counsel